                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-13403

CUSIP NUMBER:  027070101

(Check One) |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
            |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended:  December 29, 2006

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

American Italian Pasta Company
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

4100 N. Mulberry Drive, Suite 200
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Address of Principal Executive Office (Street and Number)

Kansas City, Missouri  64116
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The  reason  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|  (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K,  Form  20-F,  Form 11-K,  Form N-SAR or Form  N-CSR,  or portion thereof,  will be filed on or before the  fifteenth  calendar day following the  prescribed  due date;  or the subject  quarterly  report or transition report on Form  10-Q,  or  subject  distribution  report on Form  10-D,  or portion  thereof,  will be  filed  on or  before  the  fifth  calendar  day following the prescribed due date; and

     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

PART III--NARRATIVE

State below in reasonable  detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

The  Quarterly  Report on Form  10-Q of  American  Italian  Pasta  Company  (the
"Company") for the quarter ended December 29, 2006,  could not be filed with the
Securities  and  Exchange   Commission  on  a  timely  basis  in  light  of  the
circumstances described below.

As  announced  in  August  2005,  in light of  certain  matters  brought  to the attention of the Board of Directors by management, the Company's Audit Committee commenced in July 2005 an internal  investigation  utilizing outside counsel and forensic  accountants.  As previously  announced,  the Audit  Committee's  legal advisors have completed their fact finding investigation,  and with the forensic accountants, are reviewing the information obtained in the investigation.

Concurrent with the Audit Committee investigation, the Company has continued its own review of its financial  statements,  which it commenced  prior to the Audit
Committee investigation.  The Company is in the process of completing its review of historical  accounting  matters and preparing its fiscal year 2005  financial statements,  and  restatements of its financial  statements for fiscal year 2004 and prior periods.

The Company is continuing to work with the Audit  Committee and its advisors and with the Company's independent registered public accounting firm to complete the restatement  and to file the Company's  Form 10-K for its 2005 fiscal year.  The
Company is working to complete this process as soon as practicable.

The  Company's  work to date  with  respect  to the  restatement  of  historical financial  statements and the other adjustments  discussed above, as well as the
Company's expectations as to the

timing of the  filing of  restated  and  delinquent  financial  statements,  are subject to a number of limitations, including:

     •    The Audit  Committee  and  Company's  review are being  completed  but additional adjustments may result from the review process;

     •    The Company's  independent  registered  public accounting firm has not
          completed  its  audits  or  reviews  of  the  above   adjustments  and
          estimates; and

     •    Subsequent events or future  operational  results could have an impact on the Company's financial statements.

The Company's  Quarterly  Report on Form 10-Q for the quarter ended December 29,
2006,  due on February 7, 2007,  cannot be  completed  and filed until the Audit
Committee  has  completed  its  review  of  the  information   obtained  in  the
investigation,  the restatement can be completed,  and the Company has completed and filed its Annual Report on Form 10-K for the fiscal year ended September 30,
2005, and is current in its other SEC filings.

The Company  will file its Form 10-Q as soon as  practicable  but will not do so within the five day extension period provided for under SEC Rule 12b-25.

PART IV--OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Paul R. Geist                                 (816) 584-5611
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(Name)                                        (Area Code) (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of
1940  during  the  preceding  12  months  or for such  shorter  period  that the registrant  was  required to file such  report(s)  been filed?  If answer is no,
identify report(s). |_|Yes |X|No

        Quarterly Report on Form 10-Q for the quarter ended July 1, 2005

        Annual Report on Form 10-K for the year ended September 30, 2005

      Quarterly Report on Form 10-Q for the quarter ended December 30, 2005

       Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

        Quarterly Report on Form 10-Q for the quarter ended June 30, 2006

        Annual Report on Form 10-K for the year ended September 29, 2006

(3)  Is it anticipated that any significant change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings  statements  to be included in the subject  report or portion  thereof?
|X|Yes |_|No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the pending  restatement,  the Registrant's results of operations from the corresponding periods of the prior fiscal year will change. Because the restatement  process is not yet complete and is subject to audit, the Registrant cannot  determine  if a  significant  change in results of  operations  from the corresponding  periods of the prior fiscal year will be reported or quantify the extent of any such change at this time. On February 2, 2007,  the Company issued a press  release  with the  following  information  regarding  revenues  for the quarter ended December 29, 2006:

As  previously  announced,  the Company has  changed its  reporting  of revenues regarding certain promotional expenses,  treating them as a reduction in revenue as opposed to selling  and  marketing  expense on the  Company's  statements  of operations.  While this reclassification  reduces reported revenues, it does not change reported net income (loss).  With this  reclassification,  total revenues for the first  fiscal  quarter  ending  December  29,  2006 were  $94.0  million compared to $93.7 million in the first fiscal  quarter ended  December 30, 2005, reflecting an increase of 0.3% in revenue compared to the previous fiscal year's quarter.  Overall volume decreased 3.1% during the quarterly period, as compared to the previous  fiscal year's  quarter.  Excluding  liquidation  sales of $0.01 million  and $0.7  million in the first  quarter of fiscal  years 2007 and 2006, respectively,  revenue  increased  1.0% and volume  decreased  1.6% in the first quarter of fiscal 2007  compared to the  previous  fiscal  year's  quarter.  The
Company has previously  noted that it had  significant  obsolete  inventory from prior  periods and believes that  providing  the revenue and volume  information excluding the sale of this inventory provides additional  information  regarding the Company's ongoing operations.

The Company also noted that all historical  revenue  amounts  outlined above are unaudited  and are  subject to  adjustments,  including  adjustments  related to promotional  expenses,  accounting  period  cutoff,  and other  related  revenue recognition  issues  resulting from the continuing,  previously  announced Audit
Committee investigation.

                         American Italian Pasta Company
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date:  February 8, 2007                By:     /s/ Paul R. Geist
                                          --------------------------------------
                                       Name:   Paul R. Geist
                                       Title:  Vice President and Corporate
                                               Controller

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